Exhibit 1

JSG FUNDING PLC

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The unaudited pro forma condensed consolidated balance sheet gives pro forma effect to the sale of the specialty paper and tissue operations of Munksjö and the application of the net proceeds therefrom, as if those transactions had occurred on December 31, 2004.  The unaudited pro forma condensed consolidated statement of operations gives pro forma effect to the sale of the Munksjö specialty paper and tissue operations and the application of the net proceeds therefrom, as if those transactions had occurred on January 1, 2004.  The sale of the Munksjö specialties business was completed on March 1, 2005.  The sale of the Munksjö tissue business is subject to customary closing conditions.

The unaudited pro forma financial statements exclude (i) the impact of the issuance and sale by JSG Funding plc ("JSG Funding") of its 7.75% senior subordinated notes due 2015 and (ii) the application of the net proceeds from such offering to fund the purchase of JSG Funding's 15.5% subordinated notes due 2013 pursuant to a tender offer, which was completed on February 14, 2005, and to pay related fees and expenses.

The unaudited pro forma financial statements are for informational purposes only and should not be considered indicative of actual results that would have been achieved had the sale of the Munksjö specialty paper and tissue operations been completed on the date or for the period presented, and does not purport to indicate consolidated balance sheet data or statement of operations data as of any future date or for any future period.  The unaudited pro forma financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in JSG Funding's Annual Report on Form 20-F for the year ended December 31, 2004.

Unless otherwise indicated, the pro forma financial statements are presented by applying the SEC’s rules with regard to pro forma financial information to historical financial statements prepared under Irish GAAP and using the euro as the functional currency.  Irish GAAP differs in certain significant respects from U.S. GAAP.  For a discussion of the most significant differences between Irish GAAP and U.S. GAAP, see note 37 to the historical audited consolidated financial statements included in JSG Funding's Annual Report on Form 20-F for the year ended December 31, 2004.

JSG Funding plc

Unaudited Pro Forma Condensed Consolidated Balance Sheet

December 31, 2004

(euro in thousands)

		Munksjö
		Specialties	Pro Forma
	JSG Funding plc	Disposal (a)	JSG Funding plc (b)
ASSETS
Current assets:
Cash	€248,033	€(9,400)	€238,633
Accounts receivable and prepayments	925,048	(68,143)	856,905
Inventories	452,166	(70,303)	381,863
Total current assets	1,625,247	(147,846)	1,477,401

Investments	81,895	—	81,895
Property, plant and equipment	2,334,858	(277,078)	2,057,780
Intangible assets	1,455,130	(126,900)	1,328,230
Amounts due from affiliates	263,575	—	263,575
Total assets	€5,760,705	€(551,824)	€5,208,881

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY

Current liabilities:
Bank loans, overdrafts and other borrowing	€104,841	€(4,516)	€100,325
Current maturity of long term debt	4,470	—	4,470
Accrued payable and accrued liabilities	1,060,361	(86,317)	974,044
Total current liabilities	1,169,672	(90,833)	1,078,839

Long term debt	3,051,468	(444,000)	2,607,468
Deferred debt issuance costs	(91,628)	11,100	(80,528)
Provisions for liabilities and charges	632,640	(61,225)	571,415
Capital grants deferred	14,260	(19)	14,241
Minority interests (equity interests)	115,192	—	115,192
Total long term liabilities and minority interests	3,721,932	(494,144)	3,227,788
Total shareholders’ equity	869,101	33,153	902,254
Total liabilities, minority interests and shareholders’ equity	€5,760,705	€(551,824)	€5,208,881

See accompanying notes to the unaudited pro forma condensed consolidated balance sheet

JSG Funding plc

Notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet

December 31, 2004

(euro in thousands)

(a)          This pro forma adjustment represents the disposal of the specialty paper and tissue operations of Munksjö and the receipt of the net proceeds from these sales.   The sale of our Munksjö specialties business to The EQT III Fund was completed on March 1, 2005. The sale of our Munskjö tissue business is subject to customary closing conditions. The sales are expected to yield aggregate net proceeds of €444,000.

(b)         Irish GAAP differs in certain significant respects from U.S. GAAP. A detailed discussion of those differences from a historical perspective is included in note 37 to JSG Funding’s audited consolidated financial statements for the year ended December 31, 2004, which are included in JSG Funding’s Annual Report on Form 20-F for the year ended December 31, 2004. In addition, the following pro forma adjustments will be impacted:

Debt issuance costs are classified as a reduction to the debt liability balances under Irish GAAP, but are classified as part of other assets for U.S. GAAP purposes.

The following table presents a reconciliation from Irish GAAP to U.S. GAAP for pro forma debt and shareholders’ equity balances at December 31, 2004:

	Gross Debt		Shareholders’ Equity

Per Irish GAAP	€2,712,263	(1)	€902,254
Reconciling items:
Reclassify fair value of currency swaps	(126,144)		—
Other reconciling items (2)	—		(137,542)
Per U.S. GAAP	€2,586,119		€764,712

(1)   The balance is net of €126,144 in fair value of related currency swaps on certain outstanding indebtedness.

(2)   See note 37 to the historical financial statements included in JSG Funding's Annual Report on Form 20-F for the year ended December 31, 2004.

JSG Funding plc

Unaudited Pro Forma  Condensed Consolidated Statement of Operations

Year  Ended December  31, 2004

(euro in thousands)

		Munksjö	Pro Forma
		Specialties	JSG
	JSG Funding plc	Disposal	Funding plc

Net sales	€4,805,082	€(511,542)	€4,293,540
Cost of sales	3,435,374	(378,761)	3,056,613
Goodwill amortization	37,925	(3,254)	34,671
Gross profit	1,331,783	(129,527)	1,202,256
Net operating expenses	1,010,564	(71,799)	938,765
Reorganization and restructuring costs	39,430	—	39,430
Operating income subsidiaries - continuing	281,789	(57,728)	224,061
Share of associates’ operating income	12,611	—	12,611
Total operating income	294,400	(57,728)	236,672
Income on sale of operations	22,173	—	22,173
Interest income	8,335	(1,249)	7,086
Interest expense	(299,338)	50,394 (a)	(248,944)
Other financial expense	(15,718)	—	(15,718)
Share of associates’ net interest	(1,301)	—	(1,301)
Income before taxes and equity minority interests	8,551	(8,583)	(32)
Taxes on income	(26,973)	12,771	(14,202)
Income before equity minority interests and preferred dividends	(18,422)	4,188	(14,234)
Equity minority interests	(16,067)	—	(16,067)
Net loss available to ordinary shareholders	€(34,489)	€4,188	€(30,301)

JSG Funding plc

Notes to the Unaudited Pro Forma  Condensed Consolidated Statement of Operations

Year  Ended December  31, 2004

(euro in thousands)

(a) To record the change in interest expense for JSG Funding on a pro forma basis:

Year Ended
December 31, 2004

Revolving credit facility (unused portion @ 0.75%)	€3,188
Term Loan A (unused portion @ 0.50%)	935
Term Loan B (€351,521 @ 6.28%)	22,076
Term Loan C (€373,899 @ 6.77%)	25,313
Senior notes (€350,000 @ 10.13%)	35,438
Senior notes ($750,000 @ 9.53%)	58,671
6.75% notes due 2005 remaining (€171,794 @ 7.09%)(1)	12,180
7.50% debentures due 2025 remaining (€243,589 @ 8.25%)(1)	17,704
Capitalised leases remaining (€17,400 @ 6.50%)	1,131
Securitization notes (€210,000 @ 4.30%)	9,030
PIK Units (€289,848 @ 15.5%)(2)	44,539
Subsidiary debt remaining (€76,000 @ 5.97%)	4,239
Other annual financing fees	500
Cash interest expense	234,944

Amortization of deferred financing costs	14,000
Effect of Munksjö proceeds	(21,033)
Eliminate historical interest	(278,305)
Pro forma adjustment to interest expense	€(50,394)

(1)          These amounts include €28,994 in fair value of related currency swaps.  The assumed interest rates are based on an estimated effective rate.

(2)   These amounts do not reflect the purchase of the 15.5% subordinated notes due 2013 pursuant to a tender offer, which was completed on February 14, 2005.  All of the 15.5% euro subordinated notes were tendered in the tender offer.  We intend to redeem the .01% of the 15.5% dollar subordinated notes not tendered pursuant to the tender offer in accordance with the terms and conditions of the indenture governing the 15.5% dollar subordinated notes.  JSG Funding applied the net proceeds from the issuance and sale of its 7.75% senior subordinated notes due 2015, also not reflected above, to fund the purchase of the 15.5% subordinated notes pursuant to the tender offer and to pay related fees and expenses.

The amortization of the deferred financing costs was estimated using the straight-line method over an estimated average term of approximately 6.5 years. Actual amortization will be computed using the effective interest method based on an allocation to each individual debt instrument. The above interest amounts on the variable rate revolver and term loans are based on December 31, 2004 three-month LIBOR interest rates plus an applicable spread. Assuming a 1/8 of one percent variance in these LIBOR rates, the aggregate effect on pro forma interest expense would be €1,843 for the year ended December 31, 2004.